Exhibit 99.2

Dated November 23, 2022

AMBOW EDUCATION HOLDING LTD.,

AMBOW EDUCATION LTD.,

AMBOW EDUCATION MANAGEMENT LTD.,

AMBOW EDUCATION GROUP LTD.,

- and –

CLOVER WEALTH LIMITED

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made on the 23rd day of November 2022.

AMONG:

(1)	AMBOW EDUCATION HOLDING LTD., a company duly incorporated and validly existing under the Laws of the Cayman Islands, with its registered office at ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1--1203, Cayman Islands (the “Seller”);

(2)	AMBOW EDUCATION LTD., a company duly incorporated and validly existing under the Laws of the Cayman Islands, with its registered office at ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1--1203, Cayman Islands (the “Company I”);

(3)	AMBOW EDUCATION MANAGEMENT LTD., a company duly incorporated and validly existing under the Laws of the Cayman Islands, with its registered office at ICS Corporate Services (Cayman) Limited, 3-212 Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 30746, Seven Mile Beach, Grand Cayman KY1--1203, Cayman Islands (the “Company II”);

(4)	AMBOW EDUCATION GROUP LTD., a company duly incorporated and validly existing under the Laws of Hong Kong, with its registered office at Unit 18,5/F, East Ocean Centre,98 Granville Road, Tsim Sha Tsui East,Kowloon, Hong Kong (the “Company III,” together with the Company I and the Company II, the “Companies”); and

(5)	Clover Wealth Limited, a company duly incorporated and validly existing under the Laws of the British Virgin Islands, with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the “Purchaser”).

The Seller, the Companies and the Purchaser are referred to collectively as the “Parties” and each individually as a “Party”.

RECITALS:

(A)	The Seller owns all of the issued and outstanding shares of capital stock (the “Transferred Shares”) of each of the Companies.

(B)	Each of the Companies is a wholly-owned subsidiary of the Seller.

(C)	The Seller, (i) through the Company I, indirectly owns all of the equity interests in Beijing BoheLe Science and Technology Co., Ltd., a wholly foreign-owned enterprise duly incorporated and validly existing under the laws of the PRC; and (ii) through the Company II, indirectly owns all of the equity interests in Beijing Ambow Shengying Education and Technology Co., Ltd., a wholly foreign-owned enterprise duly incorporated and validly existing under the laws of the PRC.

(D)	Pursuant to the terms and conditions set forth in this Agreement, the Seller and the Companies have agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Seller, the Transferred Shares (the “Transaction”).

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Seller, the Companies and the Purchaser hereby agree as follows:

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SECTION 1

DEFINITIONS

Definitions. In this Agreement, unless the context otherwise requires the following words and expressions have the following:

“Action”	means any litigation, action, suit, charge, binding arbitration, tax audit or other legal, administrative or judicial proceeding.

“Business Day”	means any day other than Saturday, Sunday, public holiday or other day on which commercial banks located in the PRC, the Cayman Islands or Hong Kong are authorized or required by law or executive order to be closed and on which no tropical cyclone warning no.8 or above and no “black” rainstorm warning signal is hoisted in Hong Kong at any time between 8:00 a.m. and 6:00 p.m. Hong Kong time.

“Encumbrance”	means any lien (statutory or otherwise), mortgage, pledge, security interest, charge, right of first refusal, hypothecation, encumbrance on real property, easement, encroachment, right-of-way, restrictive covenant on real property, real property license, lease or conditional sale arrangement.

“Governmental Authority”	means any supranational, national, federal, state, territorial, provincial, municipal or local governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal, arbitral body or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing of an applicable jurisdiction.

“Governmental Order”	means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hong Kong”	means the Hong Kong Special Administrative Region.

“Law”	means any national, federal, territorial, state, provincial, local or municipal statute, law, common law, ordinance, rule, regulation, judicial, administrative or other order, writ, injunction, directive, judgment, decree or policy or guideline having the force of law of the PRC, Hong Kong or any other applicable jurisdiction.

“Material Adverse Effect”	means any circumstance, change in or effect on the Purchaser that, individually or in the aggregate with all other circumstances, changes in or effects on the Purchaser, is or is reasonably be expected to prevent or materially delay or materially impair the ability of the Purchaser to consummate the Transaction or otherwise have a material adverse effect on the Transaction.

“Person”	means an individual, a partnership, a corporation, an association, a limited or unlimited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization or other legal entity or Governmental Authority.

“PRC”	means the People’s Republic of China, for purposes of this Agreement only excluding Hong Kong, Taiwan and Macau.

“US$”	means the legal currency of the United States.

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Terms Defined Elsewhere in this Agreement. The following terms are defined in this Agreement as follows:

“Agreement”	Preamble

“Company I”	Preamble

“Company II”	Preamble

“Company III”	Preamble

“Companies”	Preamble

“Completion”	Section 3.1

“Completion Date”	Section 3.1

“Consideration”	Section 2.2

“Confidential Information”	Section 9.1

“Escrow Instruments”	Section 3.2(b)

“HKIAC”	Section 8.2

“Money Laundering Law”	Section 4.3.1

“Notices”	Section 7.1

“OFAC”	Section 4.3.2

“Party” or “Parties”	Preamble

“Purchaser”	Preamble

“Schedule I”	Section 2.2

“Seller”	Preamble

“Transaction”	Preamble

“Transferred Shares”	Preamble

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SECTION 2

SALE AND PURCHASE

2.1              Sale and Purchase

Upon the terms and subject to the conditions set forth in this Agreement, the Seller shall at the Completion sell to the Purchaser, and the Purchaser shall purchase from the Seller, the Transferred Shares, free and clear of any and all Encumbrances and together with all accrued rights and benefits pertaining thereto.

2.2              Consideration

As consideration for the purchase of the Transferred Shares, the Purchaser shall pay US$12,000,000 (the “Consideration”) in cash to the Company pursuant to a payment schedule set forth in the Schedule I attached to this Agreement (the “Schedule I”).

SECTION 3

COMPLETION AND POST-COMPLETION MATTERS

3.1              Completion Date

The completion of the Transaction (the “Completion”) shall take place remotely via e-mails and telephone communications on the first Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Section 5, or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing; providing that the Completion shall occur no later than December 31, 2022. The date on which the Completion occurs is herein referred to as the “Completion Date”.

3.2              Completion Actions.

(a)	At the Completion, the Seller shall deliver or cause to be delivered to the Purchaser:

(i)	an instrument of transfer in respect of the Transferred Shares in respect of each of the Company I and the Company III, in form and substance satisfactory to the Purchaser, duly executed by the Seller in favor of the Purchaser (and, if applicable, any power of attorney under which any such documents are executed on behalf of the Seller); and

(ii)	a register of members of each of the Company I and the Company III as at the date of the Completion Date reflecting the Purchaser being the 100% shareholder of the Company I and the Company III, certified by the registered office provider of each of the Company I and the Company III to be a true and complete copy thereof.

(b)	At the Completion, the Seller shall hold into escrow:

(i)	an instrument of transfer in respect of the Transferred Shares in respect of the Company II, in form and substance satisfactory to the Purchaser, duly executed by the Seller in favor of the Purchaser (and, if applicable, any power of attorney under which any such documents are executed on behalf of the Seller); and

(ii)	a register of members of the Company II as at the date of the Completion Date reflecting the Purchaser being the 100% shareholder of the Company II, certified by the registered office provider of the Company II to be a true and complete copy thereof (the “Escrow Instruments”).

(c)	At the Completion, the Purchaser shall have fully paid the Consideration in cash to the Seller pursuant to the Schedule I.

3.3              Release from Escrow

Upon the third payment as provided in Schedule I, the Escrow Instruments shall be released to the Purchaser.

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SECTION 4

REPRESENTATIONS AND WARRANTIES

4.1              Mutual Warranties

Each of the Companies and the Seller hereby represents and warrants to the Purchaser, and the Purchaser hereby represents and warrants to the Seller and the Companies, on and as of the date of this Agreement and the Completion Date as follows:

(a)	It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. It has the corporate power and lawful authority to own or possess, lease and operate its assets, carry on its business as now being and as previously conducted.

(b)	It has the full legal right, power and authority required to enter into this Agreement and to perform fully its obligations hereunder. This Agreement has been duly authorized, executed and delivered by it and, assuming the due authorization, execution and delivery by the other Parties, constitutes the valid and binding obligation of such Party, enforceable against it in accordance with its terms.

(c)	The execution, delivery and performance of this Agreement by it do not and will not (i) violate, conflict with or result in the breach of any provision of its constitution or (ii) conflict with or violate any Law or Governmental Orders applicable to it, or any of its assets, properties or businesses.

4.2              Companies Warranties

The Companies represent and warrant to the Purchaser that each of the following representations and warranties shall be true and correct and not misleading on and as of the date of this Agreement and the Completion Date:

4.2.1        The Companies

(a)	Unless otherwise disclosed to the Purchaser, no administrator, receiver or statutory manager has been appointed in respect of the whole or part of the assets and undertaking of each of the Companies.

(b)	Unless otherwise disclosed to the Purchaser, neither any of the Companies is insolvent or in liquidation, and nor any order has been made or effective resolution passed for the liquidation or winding up of any of the Companies.

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4.2.2        Transferred Shares

(a)	The Seller is the sole legal and beneficial owner of the Transferred Shares.

(b)	The Transferred Shares, comprising the whole of each of the Companies’ allotted and issued share capital, have been properly allotted and issued and are fully paid or credited as fully paid.

(c)	There is no Encumbrance, and there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to any of the Transferred Shares or any unissued shares in the capital of each of the Companies.

(d)	Other than this Agreement or otherwise disclosed to the Purchaser, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, any shares in the capital of the Companies (including an option or right of pre-emption or conversion).

4.3              Purchaser’s Warranties

The Purchaser represents and warrants to the Seller and the Companies that each of the following representations and warranties shall be true and correct and not misleading on and as of the date of this Agreement and the Completion Date:

4.3.1        Money Laundering Laws

The operations of the Purchaser are and have been conducted at all times in compliance with laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no Action involving the Purchaser with respect to the Money Laundering Laws is pending or, to the knowledge of the Purchaser, threatened.

4.3.2        OFAC Compliance

Neither Purchaser, nor any director or officer of the Purchaser (nor, to the knowledge of the Purchaser, any agent, employee, affiliate or Person acting on behalf of the Purchaser) is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Purchaser has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

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SECTION 5

CONDITIONS TO COMPLETION

5.1              The obligations of the Parties to consummate the Transaction contemplated by this Agreement shall be subject to the fulfillment or written waiver by the Seller of each of the following conditions:

5.1.1        Representations, Warranties and Covenants

(a)	The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Completion, except to the extent such representations and warranties are as of another date, in which case, such representations and warranties shall be true and correct as of that date, in each case, with the same force and effect as if made as of the Completion, other than such representations and warranties as are made as of another date; and

(b)	The covenants and agreements contained in this Agreement to be complied with by the Purchaser on or before the Completion shall have been complied with in all material respects.

5.1.2        No Proceeding or Litigation

No Action shall have commenced or threatened by or before any Governmental Authority against the Purchaser, seeking to restrain or materially and adversely alter the Transaction contemplated by this Agreement which, in the reasonable, good faith determination of the Seller, is likely to render it impossible or unlawful to consummate such Transaction or which could have a Material Adverse Effect.

5.1.3        Consents

The Seller shall have received, each in form and substance reasonably satisfactory to the Seller, substantially all third party consents required for consummation of the Transaction.

5.1.4        No Material Adverse Effect

No event or events shall have occurred, or be reasonably likely to occur, which, individually or in the aggregate, have, or could have, a Material Adverse Effect.

5.2              The Purchaser shall make all reasonable efforts to satisfy the conditions set out in Section 5.1 as soon as possible after the date of this Agreement and in any event no later than December 31, 2022.

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SECTION 6

TERMINATION

6.1              Termination

This Agreement may be terminated at any time prior to the Completion by the mutual written consent of the Seller and the Purchaser.

6.2              Effect of Termination

In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall forthwith become void and there shall be no liability on the part of any Party, and except as set forth in Sections 9 (Confidentiality) and 10.7 (Expenses) none of the Parties shall have any claim against the others for costs, damages, compensation or otherwise (save in respect of any prior breach of this Agreement).

SECTION 7

NOTICE

7.1              Notice Addresses and Method of Delivery

All notices, requests, demands, consents and other communications (“Notices”) required to be given by each Party to any other Party shall be in writing and delivered by hand delivery or courier; prepaid registered letter sent by first class mail (express courier if to an address in a country other than the country in which the sender is situated), return receipt request or email to the applicable Party at the address or email address as designated by such Party.

SECTION 8

GOVERNING LAW AND DISPUTE RESOLUTION

8.1              Governing Law

The execution, validity and performance of and resolution of disputes under this Agreement shall be governed by the Laws of Hong Kong.

8.2              Dispute Resolution

Any dispute, controversy, difference or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted. The seat of the arbitration shall be Hong Kong, and the language of the arbitration shall be English. The law of this arbitration clause shall be Hong Kong Law.

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SECTION 9

CONFIDENTIALITY

9.1              Each Party agrees to, and shall cause its agents, representatives, affiliates, employees, officers and directors to treat and hold as confidential (and not disclose or provide access to any Person to) all information relating to the Transaction (the “Confidential Information”).

9.2              A Party may disclose Confidential Information which would otherwise be subject to the provisions of Section 9.1, if and to the extent:

(a)	it is required by Law to which such Party is subject or for the purpose of any judicial proceedings;

(b)	it is required by any Governmental Authority to which it is subject or submits (whether or not the requirement for information has the force of law);

(c)	it is disclosed on a strictly confidential basis to its affiliates or representatives (or to representatives of its affiliates) on a need to know basis;

(d)	it was lawfully in its possession or in the possession of any of its affiliates or representatives free of any restriction as to its use or disclosure prior to it being so disclosed;

(e)	the information is or has come into the public domain through no fault of that Party or any of its affiliates or representatives;

(f)	to the extent such Confidential Information relates to another Party, such other Party has given prior written consent to the disclosure;

(g)	it is required to enable that Party to perform this Agreement or enforce its rights under this Agreement,

and provided that, to the extent permitted by Law, any Confidential Information to be disclosed in reliance on Sections 9.2(a) or 9.2(b) shall, to the extent such Confidential Information relates to another Party, be disclosed only after consultation with such other Party and the Party intending to disclose the Confidential Information shall take into account the reasonable comments or requests of such other Party.

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SECTION 10

GENERAL PROVISIONS

10.1          Amendment

This Agreement may not be amended, modified or supplemented except by a written instrument executed by all the Parties.

10.2          Waiver

No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

10.3          Entire Agreement

This Agreement, represents the entire understanding and constitutes the whole Agreement among the Parties relating to the subject matter hereof and supersedes any prior agreements or understandings relating to such subject matter.

10.4          Exclusion of Third Party’s Rights

A Person who is not a party to this Agreement shall not have any rights under the Contracts (Right of Third Parties) Ordinance, Cap. 623, to enforce any term contained herein this Agreement.

10.5          Severability

Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such and in the event of any obligation or obligations being or becoming unenforceable in whole or in part. To the extent that any provision or provisions of this Agreement are unenforceable they shall be deemed to be deleted from this Agreement, and any such deletion shall not affect the enforceability of this Agreement as remain not so deleted.

10.6          Assignments

The rights of each Party under this Agreement shall not be assignable by such Party without the written consent of each other Party.

10.7          Expenses

All stamp duties applicable to the transfer of any Transferred Shares shall be borne by the Purchaser. All other costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transaction contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Completion shall have occurred.

10.8          Counterparts

This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, including counterparts transmitted by facsimile or by e-mails, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. Except as otherwise specified, this Agreement shall become legally binding at the time of execution of the last such counterpart and shall have effect from the date first above written.

[Remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Agreement as of the date first written above.

AMBOW EDUCATION HOLDING LTD.

By:	/s/ Jin Huang
Name: Jin Huang Title: Chief Executive Officer

AMBOW EDUCATION LTD.

By:	/s/ Jin Huang
Name: Jin Huang
Title: Sole Director

AMBOW EDUCATION MANAGEMENT LTD.

By:	/s/ Jin Huang
Name: Jin Huang
Title: Sole Director

AMBOW EDUCATION GROUP LTD.

By:	/s/ Jin Huang
Name: Jin Huang
Title: Sole Director

[Signature page to Share Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Agreement as of the date first written above.

Clover Wealth Limited

By:	/s/ Xuejun Xie
Name: Xuejun Xie
Title: Director

[Signature page to Share Purchase Agreement]

SCHEDULE I

PAYMENT SCHEDULE

Upon signing this Agreement:	US$1,200,000 (first payment)
On or prior to December 31, 2022:	US$4,800,000 (second payment)
On or prior to June 30, 2023:	US$3,600,000 (third payment)
On or prior to December 31, 2023	US$2,400,000 (fourth payment)
Total Consideration:	USD$12,000,000